12010432

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: April 30, 2013	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
RECEIVED
FEB 29 2012
Wash., D.C.
Section

SEC FILE NUMBER
8-16267

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
UBS Financial Services Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1200 Harbor Boulevard
(No. and Street)

Weehawken	New Jersey	07086
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher DeCrescito **201-352-8927**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Consolidated Statement of Financial Condition

UBS Financial Services Inc.
(a subsidiary of UBS Americas Inc.)
December 31, 2011
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

OATH OR AFFIRMATION

I,____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ____, as of ________________________, 20_______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

See Attached Oath or Affirmation

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, William Frey, affirm that, to the best of my knowledge and belief, the accompanying consolidated statement of financial condition pertaining to UBS Financial Services Inc., as of December 31, 2011, is true and correct. Based upon information available to the undersigned, neither the Company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client, except security accounts of principal officers and directors that are classified as client accounts (debits $108,713 credits $73,578).

February 27, 2012

Signature Date

William Frey

Chief Financial Officer

Managing Director

UBS Financial Services, Inc

Title

STATE OF NEW JERSEY

Sworn to before me this

27th day of February, 2012

COLLEEN SOTTILARE

ID # 2402098

NOTARY PUBLIC OF NEW JERSEY

My Commission Expires 11/8/2015

UBS Financial Services Inc.

Consolidated Statement of Financial Condition

December 31, 2011

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
UBS Financial Services Inc.

We have audited the accompanying consolidated statement of financial condition of UBS Financial Services Inc. (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the consolidated financial position of UBS Financial Services Inc. at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2012

UBS Financial Services Inc.

Consolidated Statement of Financial Condition

December 31, 2011

(Amounts in Thousands of Dollars)

Assets	
Cash	$ 843,783
Cash and securities segregated and on deposit for federal and other regulations	315,808
Financial instruments owned, at fair value	433,945
Securities purchased under agreements to resell	3,685,340
Securities borrowed	446,898
Receivables:	
Clients (net of allowance for doubtful accounts of $7,194)	4,613,842
Brokers, dealers and clearing organizations	859,802
Dividends and interest	16,941
Fees and other	23,219
Receivables from affiliated companies	88,862
Office equipment and leasehold improvements (net of accumulated depreciation and amortization of $832,068)	367,081
Goodwill and intangibles	622,963
Other assets	930,309
Total assets	$ 13,248,793
Liabilities and stockholder's equity	
Financial instruments sold, not yet purchased, at fair value	$ 23,379
Securities sold under agreements to repurchase	2,081,863
Securities loaned	645,265
Payables:	
Clients (including free credit balances of $2,193,176)	3,072,638
Brokers, dealers and clearing organizations	162,709
Dividends and interest	17,416
Accrued compensation and benefits	1,647,100
Payables to affiliated companies	1,189,253
Income taxes payable	15,013
Other liabilities and accrued expenses	992,427
	9,847,063
Long-term borrowings	155,000
Commitments and contingencies (*Note 11*)	
Subordinated liabilities	1,892,000
Stockholder's equity	1,354,730
Total liabilities and stockholder's equity	$ 13,248,793

See notes to consolidated statement of financial condition.

1. Organization

UBS Financial Services Inc. ("UBSFSI" or the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), a futures commission merchant with the Commodity Futures Trading Commission ("CFTC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"). The Company's business activities include securities and commodities brokerage, investment advisory and asset management services serving the investment, cash management, financial planning and borrowing needs of individual and institutional clients.

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated. UBSFSI is a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas"), which is a wholly owned subsidiary of UBS AG ("UBS"). The Company engages in material transactions with its affiliates.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which requires management to make judgments and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Actual results could differ from those estimates. Management makes estimates regarding valuations of certain assets and liabilities, the outcome of litigation, the carrying amount of goodwill and other intangible assets, the amortization of intangible assets with definite lives, certain accruals and other matters that affect the reported amounts and disclosure of contingencies in the consolidated statement of financial condition.

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments not held for resale, with an original maturity of three months or less when purchased. The Company had no cash equivalents as of December 31, 2011.

2. Summary of Significant Accounting Policies (continued)

Financial Instruments

Financial instruments owned and financial instruments sold, not yet purchased, are recorded on a trade date basis at fair value. Fair value is determined by quoted market prices, when available. If quoted market prices are not available, fair value is determined using pricing models which incorporate management's best estimates of critical assumptions, which take into account time value, volatility and other factors underlying the securities.

Substantially all of the Company's other financial instruments are carried at fair value or amounts approximating fair value. Assets, including securities segregated for regulatory purposes and certain receivables, are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities including short-term borrowings, certain payables and long-term and subordinated liabilities are carried at fair value or contractual amounts approximating fair value.

FASB ASC 820, "Fair Value Measurements" defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the financial instrument, either directly or indirectly.

2. Summary of Significant Accounting Policies (continued)

- Level 3 inputs are unobservable inputs for the financial instrument and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Collateralized Securities Transactions

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements"), principally U.S. government and agency securities, are accounted for as financing transactions and are recorded at their contractual amounts, plus accrued interest. It is Company policy to obtain possession or control of securities, which have a fair value in excess of the original principal amount loaned, in order to collateralize resale agreements. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements.

On a daily basis, the Company monitors the fair value of the securities purchased and sold under these agreements. Should the fair value of the securities purchased decline, or the fair value of securities sold increase, additional collateral is requested or excess collateral is returned when deemed appropriate to maintain contractual margin protection. The Company may net certain repurchase agreements and resale agreements when the requirements of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 210-20-45-11 "Balance Sheet – Offsetting: Repurchase and Reverse Repurchase Agreements" are met. At December 31, 2011 the Company did not net repurchase and resale agreements.

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral. The initial collateral advanced or received has a fair value equal to or greater than the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

2. Summary of Significant Accounting Policies (continued)

Depreciation and Amortization

The Company depreciates office and other equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease.

Income Taxes

The Company is included in the consolidated federal income tax return and certain combined state and local tax returns of UBS Americas. In addition, the Company files stand alone returns in other state and local jurisdictions. Federal, state, local and foreign taxes are provided for on a separate return basis.

In accordance with the provisions of FASB ASC 740, "Income Taxes", deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect during the year in which the basis differences reverse. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

FASB ASC 740 also sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized.

Tax Benefits Associated With Share-Based Compensation

FASB ASC 718, "Share-Based Payment", states that, if upon settlement of share-based compensation, the tax deduction related to share-based compensation exceeds the cumulative compensation cost that the Company had recognized in the financial statements; the tax benefit associated with any excess deduction is considered a "windfall" and recognized in stockholders' equity as additional paid in capital ("APIC"). However, an entity may not realize windfall tax benefits through APIC until such time as that benefit is realized as a reduction in the Company's actual taxes paid on its filed tax return. In the current year, the tax deduction related to share-based compensation is less than the cumulative compensation costs that the Company had recognized in the financial statements and accordingly, the deduction recorded was not limited.

(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

Goodwill and Intangible Assets

Goodwill is not amortized but is tested annually for impairment in accordance with FASB ASC 350 "Intangibles – Goodwill and Other". The goodwill impairment analysis is a two-step test. The first step, used to identify potential impairment, involves comparing each reporting unit's fair value to its carrying value including goodwill and intangible assets. If the fair value of a reporting unit exceeds its carrying value, applicable goodwill and intangible assets is considered not to be impaired. If the carrying value exceeds fair value, there is an indication of impairment and the second step is performed to measure the amount of impairment. The second step involves calculating an implied fair value of goodwill and intangible assets for each reporting unit for which the first step indicated impairment. If the goodwill and intangible assets assigned to a reporting unit exceed the implied fair value of the goodwill and intangible assets, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill and intangible assets assigned to a reporting unit, and the loss establishes a new basis in the goodwill and intangible assets. The Company performed the annual goodwill and intangible assets impairment testing during 2011 for the reporting units with goodwill and intangible assets balances. The Company determines the fair value of a reporting unit using a discounted cash flow analysis. Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount rates, and the amount and timing of expected future cash flows. There was no impairment indicated as a result of the test performed as of December 31, 2011. Identifiable intangible assets with finite lives are amortized over 10 years. At December 31, 2011 the Company held $66,704 of intangible assets, net of accumulated amortization. Accumulated amortization as of December 31, 2011 is $83,230.

Accounting Pronouncements Not Yet Adopted

Transfers and Servicing – Repurchase Agreements

In April 2011, the FASB issued ASU No. 2011-03, "Transfers and Servicing" which provides new accounting guidance surrounding effective control in repurchase agreements and eliminates the requirement for entities to consider whether the transferor has the ability to repurchase the financial assets in a repurchase agreement. The update will be effective for annual periods beginning on or after December 15, 2011. The Company does not expect the adoption to result in any material impact on the Company's consolidated statement of financial condition.

(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurement

In May 2011, the FASB issued ASU No. 2011-04, "Fair Value Measurement" which allows an entity to measure the market and counterparty credit risk of a group of similar risk based assets on a net exposure basis versus gross. The update will be effective for annual periods beginning on or after December 15, 2011. The Company does not expect the adoption to result in any material impact on the Company's consolidated statement of financial condition.

Goodwill Impairment

In September 2011, the FASB issued ASU No. 2011-08, "Intangibles – Goodwill and Other" This accounting guidance simplifies how companies test goodwill for impairment. It allows companies an option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under that option, a company would no longer be required to calculate the fair value of a reporting unit unless the company determines, based on that qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This is effective for periods beginning after December 15, 2011, with early adoption permitted. The Company does not expect the adoption to result in any material impact on the Company's consolidated statement of financial condition.

Comprehensive Income

In December 2011, the FASB issued ASU No. 2011-12 "Comprehensive Income" which eliminates the current option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity and defers the election date previously required under ASU No. 2011-5 "Comprehensive Income". This requirement is effective for periods beginning after December 15, 2012. The Company does not expect the adoption to result in any material impact on the Company's consolidated statement of financial condition.

(Amounts in Thousands of Dollars)

3. Fair Value Measurement

At December 31, 2011, the financial instruments owned and financial instruments sold, not yet purchased, recorded at fair value, consisted of the following:

	Level 1	Level 2	Level 3	Total
Financial instruments owned				
U.S. government and agencies	$ 15,017	$ –	$ –	$ 15,017
Equities	3,726	–	–	3,726
Mutual funds	–	4,541	–	4,541
Corporate debt obligations	–	3,856	–	3,856
Mortgage-backed securities	182	–	–	182
State and municipal obligations	–	406,623	–	406,623
Total	$ 18,925	$ 415,020	$ –	$ 433,945
Financial instruments sold, not yet purchased				
U.S. government and agencies	$ 11,176	$ –	$ –	$ 11,176
Equities	4,029	–	–	4,029
Corporate debt obligations	–	907	–	907
State and municipal obligations	–	6,646	–	6,646
Certificates of deposit	–	621	–	621
Total	$ 15,205	$ 8,174	$ –	$ 23,379

During the twelve months ended December 31, 2011, the Company had no transfers of financial instruments owned and financial instruments sold, not yet purchased amongst Levels 1, 2 and 3 of the valuation hierarchy.

(Amounts in Thousands of Dollars)

3. Fair Value Measurement (continued)

Securities sold, not yet purchased represents obligations of the Company to deliver the specified securities at contracted prices and, thereby, requires the Company to purchase the securities in the market at prevailing prices. The Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the financial statements.

In the normal course of business, the Company has margin securities, and obtains securities under agreements to resell and securities borrowed on terms which permit it to repledge or resell the securities to others. At December 31, 2011, the Company obtained and had available securities with a fair value of approximately $11,439,221 on such terms, of which approximately $8,770,962 have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales.

4. Cash and Securities Segregated and On Deposit for Federal and Other Regulations

The Company is required to segregate cash in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3 (the "Customer Protection Rule"). The Company also performs a separate computation for assets in the proprietary accounts of its introducing brokers ("PAIB") in accordance with the customer reserve computation set forth in the Customer Protection Rule. At December 31, 2011, the Company included $218,224 of qualified securities in cash and securities segregated and on deposit for federal and other regulations.

5. Receivable From and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2011, consist of the following:

Receivable from brokers, dealers and clearing organizations:

Securities failed to deliver	$ 20,511
Receivable from money market funds	551,585
Receivable related to commodities clearing activity	175,835
Other	111,871
Total	$ 859,802

(Amounts in Thousands of Dollars)

5. Receivable From and Payable to Brokers, Dealers and Clearing Organizations (continued)

Payable to brokers, dealers and clearing organizations:

Securities failed to receive	$ 105,479
Other	57,230
Total	$ 162,709

6. Receivables from and Payables to Clients

Receivables from and payables to clients include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

7. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. At December 31, 2011, the consolidated statement of financial condition included the following balances with affiliates:

Assets	
Cash	$ 116,881
Cash and securities segregated and on deposit for federal and other regulations	210,000
Securities purchased under agreements to resell	1,846,909
Securities borrowed	446,898
Receivables from brokers, dealers and clearing organizations	178,663
Receivable from affiliated companies	88,862
Liabilities	
Securities sold under agreements to repurchase	$ 853,690
Securities loaned	629,702
Payable to brokers, dealers and clearing organizations	24,635
Payable to affiliated companies	1,189,253
Long-term borrowings	155,000
Subordinated liabilities	1,892,000

7. Related Party Transactions (continued)

Related Party Arrangements

UBSFSI has agreements with UBS AG, New York Branch (the "Branch") and UBS Securities LLC ("UBSS LLC").

Administrative Services Arrangements

Pursuant to service level arrangements, the Company receives services from and provides services to affiliates. The significant arrangements where the Company receives or provides such support services includes arrangements with UBS Bank USA, UBSS LLC, and UBS AG Stamford Branch. The Company provides administrative and other support services to UBS Bank USA. The Company receives services from UBSS LLC and UBS AG Stamford Branch for operational support services and securities research services. The Branch agreement also pertains to administrative services provided by the Branch, including personnel and facilities. Pursuant to agreements, UBSS LLC provides certain clearance and settlement functions for the Company, primarily with respect to US government and agency, futures, and commodity instruments. UBSS LLC also serves as counterparty to all resale and repurchase agreements whereby the Company has entered into equal and offsetting agreements with independent third parties.

Real Estate Arrangements

Pursuant to a service level agreement, assignments and subleases, the Company has obligations to UBS and certain other affiliates which have entered into various non-cancelable operating lease agreements on the Company's behalf.

Finance Arrangements

A substantial portion of the payable to affiliated companies represents amounts due to UBS AG Cayman Island Branch ("UBS Cayman") which facilitates the funding between UBSFSI and affiliates. Interest on balances payable is based on the London Interbank Offered Rate ("LIBOR").

(Amounts in Thousands of Dollars)

7. Related Party Transactions (continued)

In the normal course of business, the Company enters into resale and repurchase agreements and securities lending transactions with affiliated companies in order to facilitate client transactions and to meet its short-term financing needs. Certain employees of the Company have been issued loans by an affiliate as part of the Company's compensation programs related to employee recruiting and retention (see Note 14). These loans bear interest at a market rate with terms generally between seven and nine years.

8. Long-Term Borrowings

At December 31, 2011, the Company has borrowed $155,000 from UBS Americas under terms of a secured promissory note (the "Note"). The Note is due on April 30, 2013, and bears interest from the closing date on the unpaid principal amount thereof at a rate per annum equal to the USD overnight LIBOR as posted daily by the British Bankers Association. The Note is classified as long-term borrowings, collateralized by certain assets of the Company, totaling $229,875 (the "Collateral"). UBS Americas' sole recourse is limited to the Collateral and in accordance with the Net Capital Rule as discussed in Note 13, $155,000 of such assets are included as allowable assets in the calculation of regulatory capital.

9. Subordinated Liabilities

At December 31, 2011, subordinated borrowings and total credit facilities outstanding with UBS Americas consisted of the following:

	Maturity	Amount Outstanding	Total Credit Facility
Revolving subordinated loan	3/01/2015	$ 1,130,000	$ 2,000,000
Subordinated term loan	9/01/2016	600,000	600,000
Revolving subordinated loan	3/31/2015	62,000	75,000
Revolving subordinated loan	3/26/2014	60,000	75,000
Revolving subordinated loan	12/31/2016	40,000	40,000
		$ 1,892,000	$ 2,790,000

9. Subordinated Liabilities (continued)

Each loan bears interest at a rate based upon USD overnight LIBOR as posted daily by the British Bankers Association.

These loans are subordinated to claims of general creditors, are covered by agreements approved by FINRA and other regulatory authorities, and are included by the Company for purposes of computing net capital under the SEC Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, these loans may not be repaid unless first approved by FINRA and the National Futures Association.

10. Risk Management

All financial transactions involve varying degrees of market, operational and credit risk. The Company monitors its exposure to these risks on a daily basis and through a variety of financial, operational and credit exposure reporting tools and control procedures.

Market Risk

Market risk is the risk of loss from changes in market variables. There are two broad categories of changes: General market risk factors driven by macroeconomic, geopolitical and other market-wide considerations and market risk factors that are specific to individual companies or entities. General market risk factors include interest rates, level of equity market indices, foreign currency exchange rates and other factors. Market risk factors that are specific to individual companies or entities cannot be explained by general market moves. The Company takes both general and specific market risks in its trading activities and some non-trading businesses are also subject to market risk.

The Company has two major portfolio measures to monitor market risk – Value at Risk and Stress Loss. The two major portfolio measures are complemented by concentration and other supplementary limits on portfolios, sub-portfolios or asset classes. The senior management of each relevant business area is responsible for reviewing trading and non-trading positions, exposures, profits and losses, and trading strategies. The Company has a risk control group which reviews the Company's risk profile and independently monitors development in trading and non-trading portfolios according to established limits. The risk control group also reviews trading positions and hedging strategies, performs market risk modeling and aids in setting risk policies of the Company.

10. Risk Management (continued)

Credit Risk

Credit risk is the risk of financial loss resulting from failure by a client or counterparty to meet its contractual obligations to the Company. This can be caused by factors directly related to the counterparty, such as business or management problems, or from failures in the settlement process. It can also be triggered by economic or political factors in the country in which the counterparty is based or where it has substantial assets. Counterparties to the Company's financing activities are primarily affiliates, other financial institutions, including banks, brokers and dealers, investment funds and insurance companies, individuals and non-financial operating entities. Credit losses could arise should counterparties fail to perform and the value of any collateral prove inadequate due to market conditions.

The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate.

Client transactions are entered on either a cash or margin basis. In a margin transaction, the Company extends credit to a client, using the securities purchased and/or other securities held on behalf of the client, as collateral for amounts loaned. Amounts loaned are limited by margin regulations of the Federal Reserve Board and other regulatory authorities and are subject to the Company's credit review and daily monitoring procedures. Market declines could, however, reduce the value of any collateral below the principal amount loaned, plus accrued interest, before the collateral can be sold.

Client transactions include positions in commodities and financial futures, financial instruments sold, not yet purchased and written options. The risk to the Company's clients in these transactions can be substantial, principally due to price volatility which can reduce the clients' ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company and margin deposits are insufficient to cover outstanding liabilities, the Company may action as appropriate.

Client trades are recorded on a settlement date basis. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2011 were settled without material adverse effect on the consolidated statement of financial condition.

10. Risk Management (continued)

Receivables and payables with brokers and dealers, agreements to resell and repurchase securities, and securities borrowed and loaned are generally collateralized by cash, U.S. government and Commonwealth of Puerto Rico government, and agency securities. Additional collateral is requested when considered necessary. The Company may pledge clients' margin securities as collateral in support of securities loaned and bank loans, as well as to satisfy margin requirements at clearing organizations. For margin loans, the amounts loaned or pledged are limited to the extent permitted by applicable margin regulations. Should the counterparty fail to return the clients' securities, the Company may be required to replace them at prevailing market prices. At December 31, 2011, the market value of client securities loaned to other brokers approximated the amounts due or collateral obtained.

The Company extends margin to its clients as part of its day to day retail brokerage activities. The Company reviews the value and adequacy of collateral pledged by its clients supporting margin loans and performs additional stress scenarios to monitor the overall concentration risk. As of December 31, 2011, the Company has $1,516,223 in client margin loans that are collateralized primarily by bonds from the Commonwealth of Puerto Rico. Management believes the risk of credit loss from either the clients' failure to perform in connection with the margin loan agreements or from the overall concentration in the collateral supporting the client margin loans is minimal.

Operational Risk

Operational risk is the risk resulting from inadequate or failed internal processes, people and systems, or from external causes (deliberate, accidental or natural). Events may be direct financial losses or indirect in the form of revenue forgone as a result of business suspension. They may also result in damage to our reputation and to our franchise, which have longer term financial consequences.

Managing risk is a core element of the Company's business activities and operational risk is an inevitable consequence of being in business. The Company's aim is to provide a framework supporting the identification and assessment of all material operational risk and potential concentrations in order to achieve an appropriate balance between risk and return, not to eliminate every source of operational risk.

(Amounts in Thousands of Dollars)

11. Commitments and Contingencies

Leases

The Company leases office space and equipment under non-cancelable operating and capital lease agreements which expire at various dates through 2028. A capital lease liability of $7,508 is included in other liabilities and accrued expenses in the consolidated statement of financial condition.

The aggregate minimum future payments required by operating leases with initial or remaining lease terms exceeding one year, were as follows:

	Total Rent Payments	Total Sublease Receipts
2012	$ 194,940	$ 30,828
2013	189,823	30,799
2014	167,073	29,711
2015	144,181	25,070
2016	127,742	25,093
2017 and thereafter	549,810	33,338
	$ 1,373,569	$ 174,839

Rentals are subject to periodic escalation charges and do not include amounts payable for insurance, taxes and maintenance.

Legal Proceedings

The Company operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the Company can be involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations at any given time. Such cases are subject to many uncertainties, and the outcome is often difficult to predict, including the impact on operations or on the financial statements, particularly in the earlier stages of a case. In certain circumstances, to avoid the expense and distraction of legal proceedings, the Company may, based on a cost-benefit analysis, enter into a settlement even

(Amounts in Thousands of Dollars)

11. Commitments and Contingencies (continued)

though denying any wrongdoing. The Company makes provisions for cases brought against it when, in the opinion of management after seeking legal advice, it is probable that a liability exists, and the amount can be reliably estimated.

Certain significant or potentially significant legal proceedings as of December 31, 2011 are described below. In some cases the Company provides the amount of related settlements, the size of transactions or other information in order to assist financial statement users in considering the magnitude of any potential exposure. The Company is unable to provide an estimate of the possible financial effect of the claims or proceedings (where the possibility of an outflow is more than remote) beyond the level of current reserves established. Doing so would require us to provide speculative legal assessments as to claims that often involve unique fact patterns or novel legal theories, or that are at early stages of adjudication, or involve damages that have not been quantified even by the claimants. In many cases a combination of these factors impedes our ability to estimate the financial effect of contingent liabilities. The Company also believes that disclosure of such estimates could seriously prejudice our position in these matters.

Lehman Structured Products

From March 2007 through September 2008, the Company sold approximately $1,000,000 face amount of structured notes issued by Lehman Brothers Holdings Inc. ("Lehman"), the majority of which were referred to as "principal protection notes," reflecting the fact that while the notes' return was in some manner linked to market indices or other measures, some or all of the investor's principal was an unconditional obligation of Lehman as issuer of the note. The Company has been named along with other defendants in a putative class action alleging materially misleading statements and omissions in the prospectuses relating to these notes and asserting claims under U.S. securities laws.

On July 27, 2011, the U.S. District Court for the Southern District of New York granted in part and denied in part defendants' motions to dismiss the class action. On October 3, 2011, the plaintiffs advised the court that they had reached an agreement in principle with underwriters other than the Company to settle the class action for $417,000, subject to court approval. The Company has not entered into a settlement and is continuing to defend itself in the litigation. The Company has also been named in a number of individual civil suits and customer arbitrations (some of which have resulted in settlements or adverse judgments). The Company was named in

(Amounts in Thousands of Dollars)

11. Commitments and Contingencies (continued)

a proceeding brought by the New Hampshire Bureau of Securities which was settled for $1,000 and is responding to investigations by other state regulators relating to the sale of these notes to the Company's customers. The customer litigations and regulatory investigations relate primarily to whether the Company adequately disclosed the risks of these notes to its customers.

In April 2011, the Company entered into a settlement with FINRA related to the sale of these notes, pursuant to which UBS agreed to pay a $2,500 fine and approximately $8,250 in restitution and interest to a limited number of investors in the U.S.

Municipal Bonds

In May 2011, UBS announced a $140,300 settlement with the SEC, the Antitrust Division of the U.S. Department of Justice, the Internal Revenue Service and a group of state attorneys general relating to the investment of proceeds of municipal bond issuances and associated derivative transactions. The Company was charged with $47,200 of the total settlement. The settlement resolves the investigations by those regulators which had commenced in November 2006. Several related putative class actions, which were filed in Federal District Courts against UBS and numerous other firms, remain pending at December 31, 2011. However, approximately $63,000 of the regulatory settlement will be made available to potential claimants through a settlement fund, and payments made through the fund should reduce the total monetary amount at issue in the class actions for UBS. In December 2010, three former UBS employees were indicted in connection with the Federal criminal antitrust investigation; those individual matters also remain pending.

Auction Rate Securities Matters

The Company was the subject of an SEC investigation and state regulatory actions relating to the marketing and sale of auction rate securities ("ARS") to clients, and to the Company's role and participation in ARS auctions and underwriting of ARS. The regulatory actions and investigations and the civil proceedings followed the disruption in the markets for these securities and related auction failures since mid-February 2008. In late 2008, the Company entered into settlements with the SEC, the New York Attorney General ("NYAG") and the Massachusetts Securities Division whereby the Company agreed to offer to buy back ARS from eligible customers within certain time periods, the last of which began on June 30, 2010, and to

(Amounts in Thousands of Dollars)

11. Commitments and Contingencies (continued)

pay penalties of $150,000 ($75,000 to the NYAG, $75,000 to the other states). The Company has since settled with the majority of states and is continuing to finalize settlements with the rest. The SEC continues to investigate individuals affiliated with the Company regarding the trading in ARS and disclosures. The Company was also named in several putative class actions and is the subject of other pending arbitration and litigation claims by investors and issuers relating to ARS, including a pending consequential damages claim by a former customer for damages of $76,000.

Puerto Rico Matter

The SEC has been investigating the Company's secondary market trading and associated disclosures involving shares of closed-end funds ("Funds") managed by UBS Trust Company of Puerto Rico, principally in 2008 and 2009. In November 2010, the SEC issued a "Wells" notice to the Company and its subsidiary, advising them that the SEC staff is considering whether to recommend that the SEC bring a civil action against them relating to these matters. The Company is engaged in settlement discussions with SEC staff; however, there is not assurance that a settlement will be reached. UBS and several non-related parties were also sued in Puerto Rico superior court in October 2011 in a purported civil derivative action seeking to bring claims on behalf of the Employee Retirement System of Puerto Rico related to, among other things, the issuance of the bonds underwritten by UBS and the investment of the proceeds of those bond issuances.

In addition to the above mentioned cases, the Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's consolidated financial position.

Other Commitments and Contingencies

At December 31, 2011 the Company is contingently liable under standby letters of credit issued by third party banks, totaling $20,375, which approximates fair value.

In meeting the financing needs of certain of its clients, the Company may also issue standby letters of credit, which are fully collateralized by customer margin securities. At December 31, 2011, the Company had outstanding $184,803 of such standby letters of credit.

(Amounts in Thousands of Dollars)

11. Commitments and Contingencies (continued)

In the normal course of business, the Company enters into when-issued transactions and underwriting commitments in its subsidiary, UBSFSIPR. Settlement of these transactions at December 31, 2011 would not have had a material impact on the consolidated statement of financial condition.

There are no material underwriting commitments at December 31, 2011.

12. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries at December 31, 2011:

	UBSFSI per FOCUS (Unaudited)	Other Subsidiaries	Eliminations/ Other	UBSFSI Consolidated
Total assets	$ 13,104,332	$ 1,262,074	$ (1,117,613)	$ 13,248,793
Total stockholder's equity	$ 1,317,683	$ 72,653	$ (35,606)	$ 1,354,730

The Company prepares Part II of Form X-17A-5 using the flow-through method allowed pursuant to Appendix C of 17 CFR 240.15c3-1 ("the Net Capital Rule"). Accordingly, at December 31, 2011, the computation of net capital in accordance with the Net Capital Rule includes $108,324 of capital of other subsidiaries. See Note (13) Net Capital Requirements.

13. Net Capital Requirements

The Company is subject to the Net Capital Rule. The Company computes its net capital requirement under the alternative method. Under this method of computing capital requirements, minimum net capital shall not be less than 2% of combined aggregate debit items arising from client transactions, plus excess margin collected on resale agreements, as defined. A reduction of business is required if net capital is less than 4% of such aggregate debit items. Business may not be expanded if net capital is less than 5% of such aggregate debit items. The Company is also subject to the CFTC's minimum financial requirement set forth in Regulation 1.17 of the Commodity Exchange Act. The Company's net capital of $1,218,222 was 22.6% of its December 31, 2011 aggregate debit items and its net capital in excess of the minimum required was $1,094,313.

14. Equity Participation and Other Compensation Plans

Employees of the Company are covered under UBS's various stock, option and award plans which provide for the granting of restricted stock, nonqualified stock options, deferred cash awards, and other stock based awards.

Selected employees have received a portion of their annual performance-related compensation above a certain threshold, in UBS shares, notional UBS shares or alternative investment vehicles ("AIVs") instead of cash, on a mandatory basis ("EOP"). The awards granted in the form of UBS shares or notional UBS shares are settled by delivering UBS shares. Awards granted in the form of AIVs are settled in cash. Generally, the EOP awards vest in one-third increments over a three-year vesting period. These awards are generally forfeitable upon voluntary termination of employment with UBS. Compensation expense for these awards is generally recognized over the shorter of the legal vesting period and the period from grant to the date the employee satisfies certain retirement eligibility requirements. Compensation expense is recognized in the performance year if the employee meets these retirement eligibility requirements at the date of grant. Also, during 2010, selected employees received grants of performance shares, which vest after five years subject to a share price condition being met. Depending on the share price performance, between one and three times of the originally awarded performance shares vest in full after 5 years. During 2011, certain senior employees received a deferred cash award payable over three years subject to certain conditions. During 2009, UBS only granted share awards to the employees for which it had a contractual commitment to issue shares. In 2009 most awards were generally granted in the form of deferred cash, which vested ratably over three years subject to performance conditions being met. No further grants will be made under this plan. Prior to 2010, certain key employees had been granted stock-settled stock appreciation rights ("SAR") or options with a strike price not less than the fair market value of a UBS share on the date the SAR or option is granted.

Awards are granted to employees by UBS and the share delivery obligations are satisfied by UBS under its option-based participation plans either by purchasing UBS shares in the market on grant date or shortly thereafter or through the issuance of new shares. At exercise, shares held in treasury or newly issued shares are delivered to the employee against receipt of the strike price.

14. Equity Participation and Other Compensation Plans (continued)

The Company participates in a UBS share purchase plan. This is a voluntary plan that gives eligible employees the opportunity to purchase UBS shares at fair market value and generally receive at no additional cost one free notional UBS share for every three shares purchased, up to a maximum annual limit. Share purchases can be made annually from bonus compensation and /or quarterly based on regular deductions from salary. Shares purchased under the Equity Plus are restricted from sale for a maximum of three years from the time of purchase. Prior to 2010, each participant generally received at no additional cost two UBS options for each share purchased under this plan. The options had a strike price equal to the fair market value of a UBS share on the grant date, had a two-year vesting period and generally expired ten years from the grant date. Certain eligible employees of the Company participate in the PartnerPlus Plan, a non-qualified cash deferred compensation plan. Under the PartnerPlus Plan, the Company awards amounts based on a predefined formula during the performance year. Participants are also allowed to voluntarily contribute additional amounts earned during the year into the PartnerPlus Plan up to a percentage of the Company's contributions. The amounts awarded earn annual interest and vest in 20% increments in years six through ten after the grant date. The Company contributions and all interest earned are forfeitable in certain circumstances.

The Company has entered into various agreements with certain of its financial advisors whereby these financial advisors receive a compensatory advance for recruiting and retention purposes. The amount of these loans issued by the Company at December 31, 2011 is $735,509 net of an allowance of $35,905. The net amount of these loans is included in other assets in the consolidated statement of financial condition.

15. Pension and other Post-employment Benefit Plans

Defined Benefit Pension Plan

Eligible employees of the Company were included in the non-contributory defined benefit pension plan of UBSFSI (the "Plan"), which was frozen in 1998.

(Amounts in Thousands of Dollars)

15. Pension and other Post-employment Benefit Plans (continued)

The following table shows the components of the net period pension cost during the year ended December 31, 2011:

Service cost	$ 3,063
Interest cost	48,214
Expected return on plan assets	(53,715)
Amortization of net loss	23,061
Net periodic pension cost	$ 20,623

The following table shows the changes in the projected benefit obligation and fair value of Plan assets during 2011, as well as the underfunded status of the Plan which is included in accrued compensation and benefits on the Company's consolidated statement of financial condition at December 31, 2011:

Change in benefit obligation:	
Benefit obligation at January 1, 2011	$ 862,837
Service cost	3,063
Interest cost	48,214
Actuarial loss	93,702
Benefits paid	(52,970)
Projected benefit obligation at December 31, 2011	$ 954,846
Change in plan assets:	
Fair value of plan assets at January 1, 2011	$ 747,241
Expected return on assets	53,715
Plan asset loss	(13,376)
Company contributions	5,000
Benefits paid	(52,970)
Fair value of plan assets at December 31, 2011	739,610
December 31, 2011 status: underfunded	$ 215,236

The measurement date was December 31, 2011. The accumulated benefit obligation was $953,084 for the year ended December 31, 2011.

(Amounts in Thousands of Dollars)

15. Pension and other Post-employment Benefit Plans (continued)

For 2011, the benefit obligation and benefit cost for the Plan was determined using the following rates:

	Benefit Obligation	Benefit Cost
Discount rate	5.00%	5.75%
Expected return on plan assets	7.30%	7.30%
Average rate of compensation increase	4.00%	4.00%

The weighted average of the expected returns for each asset class was used in determining the expected long-term rate of return on Plan assets. The prior service cost and actuarial loss that are included in accumulated other comprehensive loss is $0 and $513,903, respectively.

Investment Policies and Strategies

The equity allocation includes U.S. equities of large, medium and small capitalization companies, international equity and alternative investments. The fixed income allocation includes U.S. long-term fixed income and opportunistic investments in high yield and international fixed income. The Plan's long-term asset allocation target is 45% equity securities and 55% fixed income securities.

Basis Used to Determine the Expected Long-Term Return on Plan Assets Assumption

A weighted average of the expected returns for each asset class was used in determining the expected long-term rate of return on Plan assets. The expected returns are based on a capital markets model developed by the Plan's investment consultant.

Contributions

The Company contributed $5,000 to the Plan. The future contributions to the Plan will be evaluated on a quarterly basis by the Company.

(Amounts in Thousands of Dollars)

15. Pension and Other Post-Employment Benefit Plans (continued)

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid:

Year	Defined Benefit Payments
2012	$ 52,970
2013	49,299
2014	51,410
2015	53,471
2016	55,403
Years 2017 – 2021	305,845

Fair Value Measurement of Plan Assets

At December 31, 2011, the fair value of investments (see Note 3) held by the Plan are as follows:

	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total	Weighted Average Total Asset Allocation
Mutual/collective funds	$ –	$ 298,795	$ –	$ 298,795	40.62%
Short-term investments	–	14,595	–	14,595	1.98
Government securities	–	33,922	–	33,922	4.61
Corporate debt securities	–	386,868	–	386,868	52.59
Venture capital and partnerships	–	–	1,502	1,502	0.20
	–	734,180	1,502	735,682	100.00%
Accrued income expense				3,955	
Pending purchases and sales				(27)	
Total net investments, at fair value				$ 739,610	

In the year ended December 31, 2011 there were no direct investments in UBS stock or debt included in the assets held by the Plan.

15. Pension and Other Post-Employment Benefit Plans (continued)

Following are the major categories of Plan assets and a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011.

Mutual/Collective funds and short-term investments are priced at the net asset value of shares held by the Plan at year end using inputs that corroborate the net asset value with observable (i.e., ongoing redemption and/or subscription activity) market based data.

Government securities and corporate debt securities are valued daily primarily using institutional bid evaluations. Bid evaluations are an estimated price at which a dealer would pay for a security. Corroborated indicative market observable data such as reported sales of similar securities, broker and dealer quotes, market information, including live trading levels are used when available to estimate the institutional bid evaluation. Government securities use the consensus and matrix pricing method. The inputs (quotes, spread and data points for yield curves) to these methods can be considered to be observable market based data. Corporate debt securities use the discounted cash flow method. The inputs (issue's margin, the forward curve from the appropriate benchmark, and data points for yield scale) to these methods can be considered to be observable market based data.

Venture capital and partnerships are investments valued at fair value using methods determined in good faith by General Partners of the funds. The valuation of non-public investments requires significant judgment by the General Partners. Various factors are reviewed and monitored to determine fair value of investments, including current operating performance and future expectations of the particular investment, discounted cash flow analysis, valuations of comparable public companies, comparable acquisition values and changes in market outlook and the third-party finance environment over time. When observable prices are not available for these securities, the General Partners use one or more valuation techniques (e.g. the market approach and/or income approach) for which sufficient and reliable data is available. Within Level 3, the use of market approach generally consists of using comparable market transactions or other data, while the use of income approach generally consists of the net present value of estimated future cash flows, adjusted as appropriate for liquidity, credit, market and other risk factors.

(Amounts in Thousands of Dollars)

15. Pension and Other Post-Employment Benefit Plans (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following is a reconciliation of the investments in which significant unobservable inputs (Level 3) were used in determining fair value measurements:

	Venture Capital and Partnerships	Total Level 3 Investments
Beginning balance as of January 1, 2011	$ 2,800	$ 2,800
Gains/(losses) (realized/unrealized)	(1,298)	(1,298)
Purchases, issuances, settlements	–	–
Transfers in/out of Level 3	–	–
Ending balance as of December 31, 2011	1,502	1,502
The amount of total gains or losses for the period included in earnings (or changes in net assets) attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$ (1,298)	$ (1,298)

Transfer of Assets from Level 1 to Level 2

Short-term investments of $14,595 were transferred out of Level 1 and into Level 2 when it was determined that the investments were not priced daily or listed on an active market. The investments are priced at NAV using inputs that corroborate the value with observable market based data. The Plan recognizes transfers at the end of the reporting period.

(Amounts in Thousands of Dollars)

15. Pension and Other Post-Employment Benefit Plans (continued)

Post-Retirement Medical and Life Plans

The underfunded status of the plan of $17,374 at December 31, 2011 is recognized in the accompanying consolidated statement of financial condition as $16,027 as a long-term benefit liability and $1,347 as a current liability. No plan assets are expected to be returned to the Company during the fiscal year-ended December 31, 2011.

The following table shows the components of net period benefit cost during the year ended December 31, 2011:

Service cost	$	908
Interest cost		910
Amortization of prior year service cost		22
Amortization of net (gain)/loss		218
Net periodic benefit cost	$	2,058

Expected Future Benefit Payments

The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid:

Year		**Post-Retirement Medical/Life Benefit Payments**
2012	$	1,347
2013		1,323
2014		1,216
2015		1,155
2016		1,207
Years 2017 – 2021		7,519

15. Pension and Other Post-Employment Benefit Plans (continued)

A one percentage point change in the assumed health care cost trend rates would change the US post-retirement benefit obligation and the service and interest cost components of the net periodic post-retirement benefit costs as follows:

	1% Increase	1% Decrease
Effect on total service and interest cost	$ 56	$ (52)
Effect on postretirement benefit obligation	$ 249	$ (235)

Other

Additionally, employees of the Company are eligible to participate in the UBSFSI 401(k) Plus Plan, which includes an employee savings investment plan and a defined retirement contribution plan.

UBSFSI also provides certain life insurance and health care benefits to employees of the Company.

16. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets are included in other assets in the consolidated statement of financial condition and are reflected with a reduction for a valuation allowance.

In accordance with FASB ASC 740, if it is more-likely-than-not that the ultimate realization of deferred tax assets is not going to be recognized, a valuation allowance should be recorded. In assessing the recoverability of the deferred tax assets, the Company considered all available positive and negative evidence, including history of earnings as well as all possible tax planning strategies.

(Amounts in Thousands of Dollars)

16. Income Taxes (continued)

After consideration of all relevant evidence, the Company believes that it is more-likely-than-not that a benefit will not be realized for certain of its federal, state, local and foreign deferred tax assets, and accordingly, a valuation allowance of $1,675,389 has been recorded. Since December 31, 2010, the valuation allowance increased by $16,105.

The components of the Company's deferred tax assets and liabilities as of December 31, 2011 were as follows:

Deferred tax assets:	
Employee benefits	$ 879,801
Accelerated income and deferred deductions	224,995
Book over tax depreciation	73,047
Valuation of trading assets and investments	2,625
Net operating loss carryforwards	757,643
	1,938,111
Valuation allowance	(1,675,389)
Total deferred tax assets	262,722
Deferred tax liabilities:	
Accelerated deductions and deferred income	251,673
Valuation of trading liabilities and investments	10,354
Total deferred tax liabilities	262,027
Net deferred tax asset	$ 695

The Company's net operating loss carryforwards for federal income tax purposes will begin to expire in 2028 while the state and local net operating loss carryforwards will begin to expire in 2018.

(Amounts in Thousands of Dollars)

16. Income Taxes (continued)

The components of the provision for income taxes for the year ended December 31, 2011 were as follows:

Current:	
Federal	$ 2,264
State and local	(13,294)
Foreign	7,100
Total current	(3,930)
Deferred:	
Federal	–
State and local	–
Foreign	(606)
Total deferred	(606)
Total provision for income taxes	$ (4,536)

The effective tax rate for the Company differs from the statutory federal rate primarily due to the change in the valuation allowance on certain of the Company's federal, state, local and foreign deferred tax assets offset by the release of state and local tax reserves.

Undistributed earnings of UBSFSIPR amounted to ($9,308) for the year ended December 31, 2011. Should there be earnings in the future, those earnings are considered to be indefinitely reinvested; accordingly, no provision for U.S. income taxes has been provided thereon. Upon distribution of such earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes. As of December 31, 2011, accumulated earnings of UBSFSPR were $21,370.

(Amounts in Thousands of Dollars)

16. Income Taxes (continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Total
Total amounts of unrecognized tax benefits as of January 1, 2011	$ 128,743
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during a prior period	19,902
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	(3,557)
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during the current period	–
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during the current period	–
The amounts of decreases in the unrecognized tax benefits relating to settlements with taxing authorities	(33,070)
Reductions to the unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	–
Total amounts of unrecognized tax benefits as of December 31, 2011	$ 112,018
The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate	$ 30,107
The total amounts of interest and penalties recognized in the Statement of Financial Condition	$ 8,656

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income taxes.

(Amounts in Thousands of Dollars)

16. Income Taxes (continued)

The Company is included in the consolidated federal income tax return and certain combined state and local income tax returns of UBS Americas. The Company also files stand-alone returns in various state and local jurisdictions. As of December 31, 2011, the consolidated group, of which the Company is a member, remains under examination by the Internal Revenue Service ("IRS") for tax years 2005 through 2008. There are various state and local jurisdictions currently under audit for tax years 2000 through 2010. In the next twelve months, the Company believes that federal and state unrecognized tax benefits will decrease by $76,544 and $19,306, respectively.

17. Subsequent Event

The Company has evaluated its subsequent event disclosure through the date the Company's consolidated statement of financial condition is available to be issued, and has determined that there are no events that would have a material impact on the consolidated statement of financial condition.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young
Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 144,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve their potential.

For more information, please visit www.ey.com.